FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

RUE OSSEGHEM 53

B-1080 BRUSSELS, BELGIUM

(Address of principal executive offices)

*   The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒     Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐     No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Delhaize Group News # 12/September 2005

Dear Shareholder,

As we indicated earlier this year, the second quarter of 2005 proved to be a challenging one. We knew we would be facing a strong base of comparison and had planned for higher operating expenses on a temporary basis because of different long-term strategic initiatives. But due to the continued competitive environment in our key markets and soft economic conditions in Belgium, our results were below our own expectations.

At identical exchange rates, net sales and other revenues grew by 3.1%. Our gross margin improved as a result of better inventory results at Food Lion. Selling, general and administrative expenses increased to 20.7% of sales due primarily to expenses related to store conversions and renewals in advance of expected sales benefits, higher utility and fuel prices and the statutory increase in Belgian labor rates. As a consequence, our operating margin decreased to 4.5%. Net profit decreased by 23.0% to EUR 76.9 million.

However, we remain positive for the remainder of the year, when the results of several of our long-term efforts should start to bear fruit: accelerated network expansion, further concept differentiation, continued market renewals, and reinforced price competitiveness.

Our increased financial flexibility has allowed us to begin accelerating the expansion of our sales network, both through organic network growth and through fill-in acquisitions. In Belgium, we recently completed the acquisition of Cash Fresh, Food Lion bought six Winn-Dixie stores in addition to the 13 stores acquired earlier, and Hannaford recently acquired four stores from local operators.

Hannaford continues the conversion of Victory stores into the Hannaford banner, with eight stores converted in the second quarter, bringing the total converted Victory stores to ten. The remaining nine Victory stores will be converted before the end of the third quarter. Delhaize Belgium started the integration of the acquired Cash Fresh stores, with the rollout there of our “365” private label products. In the coming months, Cash Fresh will receive other strong products from Delhaize such as our private label line, organics and wines, as well as the Plus loyalty card program.

In our existing stores, we have continued to work on concept leadership, particularly in the area of assortment. After the introduction of Food Lion’s Butchers’ Brand, an exclusive private label line of fresh beef (see Delhaize Group News #11), beef increased 4 to 5 percentage points in Food Lion’s total meat sales.

Food Lion rolled out a new meat program to more than 100 stores in rural markets, better aligning our meat offering with customers’ preferences in rural markets. In the first eight weeks after the rollout, meat department sales in these stores rose more than 10%.

Delhaize Belgium accelerated the rollout of its new and successful seafood counters. As a consequence, the fish department posted approximately 10% sales growth in the second quarter, the strongest performance of all categories for our Belgian operations.

In June, Hannaford launched “Inspirations”, a new line of premium quality private label items in addition to its mainstream private label line. In approximately four months, Braidenwood Estates, Food Lion’s exclusive brand of quality wine (see Delhaize Group News # 11), has become a top-10 seller within Food Lion’s wine department.

In Europe, we continue to extend “365”, a private label line of basic products, with currently more than 300 items, and expect to offer more than 350 by year-end. In Belgium, “365” approached 3% of total store sales in the second quarter, only one year after its launch.

Delhaize Belgium has developed a specific assortment of specialty food products for athletes and people with special dietary needs (gluten-free, diabetic, protein diets…). To help customers identify the products they need, Delhaize Belgium has created a separate store section regrouping all these products. This section is currently rolled out in 73 supermarkets, and by the end of 2006, all Belgian company-operated and affiliated supermarkets will have it installed.

Renewal efforts continue at different operating companies. Seven Kash n’ Karry stores were converted into Sweetbay Supermarkets in the second quarter, bringing the total number of Sweetbay stores to 17. Sales increases at Sweetbay continue to be impressive.

In June, Food Lion relaunched its Greensboro market after a major renewal effort, including the remodeling of 58 supermarkets. In the first weeks, Greensboro had a great start. Again, we learned from the previous renewals, resulting in better renewal and re-launch management and good capital control despite the significant cost increase of construction materials.

Delhaize Group Results First Six Months of 2005

	In USD	In EUR
in millions (except EPS)	H1 2005	H1 2005	H1 2004	Change
Net sales and other revenue	11,445.4	8,909.0	8,921.6	-0.1%
Operating profit	528.0	411.0	442.9	-7.2%
Operating margin	4.6%	4.6%	5.0%	—
Profit from continued operations	206.3	160.6	191.2	-16.0%
Net profit	203.2	158.2	139.2	+13.6%
Basic net earnings per share (in EUR)	2.17	1.69	1.51	+12.0%

We have continued focusing on the price competitiveness of our banners. Food Lion began price and promotion activity during the second quarter and continued this effort into the third quarter to reinforce its price leadership in the marketplace and to build sales, resulting in accelerated sales momentum.

The focus of our operating companies on further differentiation is paired with continued efforts for improved execution to finance price and promotion activity and support profitability. Improvements from smart retailing (see Delhaize Group News #9) are rolled out in Belgium and Greece.

Food Lion is seeing significant improvements from its Labor Projection Guide (LPG), a tool launched 18 months ago. LPG enables store managers to project their labor requirements one month at a time, instead of one week at a time previously, helping them to ensure a beneficial balance between sales and labor expenses. At Hannaford also, a new labor scheduling system, which was already successfully installed for the front-end and checkouts, is being extended to the deli department.

In conclusion, the second quarter of 2005 can be summarized as one in which we faced challenging circumstances at some of our operating companies. We have been addressing these challenges by combining our focus on long-term health and sustainable growth. This long-term focus gives us confidence that we are moving in the right direction.

Pierre-Olivier Beckers
President & CEO, Delhaize Group

Delhaize Group News # 12/September 2005

PRISM: Celebrating its One-Year Anniversary at Food Lion and Kash n’ Karry

Opportunities for margin optimization have been enhanced with the rollout in 2003-2004 of a new proprietary inventory and margin management system at Food Lion and Kash n’ Karry. As a consequence, we have seen a major gross margin increase at our U.S. business since mid 2004.

PRISM (Profitability Reporting of Inventory Sales and Margin), as it is called, began its rollout at Food Lion and Kash n’ Karry in August of 2003, and was fully implemented chain-wide one year later. Originally developed by sister banner Hannaford in 1997 and adapted to Food Lion’s specific needs, this management tool allows a detailed look at inventory data and enables associates to make decisions more easily in category management, merchandising and marketing. The system contains a perpetual store inventory accounting system that tracks units and costs for all items, including perishable and non-perishable products.

PRISM generates a daily report (previously on a weekly basis) of all sales and inventory transactions through the store system ACIS (Average Cost Inventory System). The system provides managers the ability to monitor inventory balances from the previous day enabling the stores to react much more quickly to changes throughout the various departments. PRISM assigns all handling and processing costs to every item, providing visibility of total item profitability, thus adding to business intelligence and facilitating better operational decision making.

Through PRISM, all departments are using the same set of financial information, resulting in more internal consistency.

PRISM is already delivering significant results. It has aided Food Lion in managing product selections and profitability and has significantly impacted shrink in a positive direction. Food Lion’s average inventory by store has decreased approximately 12%, freeing up working capital. Baby formula shrink, once one of the highest shrink categories, has been reduced nearly 14%. Other areas where the system has generated important inventory reductions include razors, diet pills, books and newspapers. Other learnings have led to distinguishing high theft items from errors in counting procedures.

PRISM also provides Food Lion and Kash n’ Karry with direct margin visibility by price zone which supports the continuous evaluation of the pricing strategy and provides opportunity to adjust pricing as necessary. Since the stores have been on the system one year, the data is now available to compare this year’s with last year’s information by day.

PRISM represents an important synergy tool for Delhaize Group’s U.S. companies. As they continue to learn and grow more accustomed to utilizing the information that PRISM now provides, the company envisions even greater results for the future.

The strong results of PRISM at Hannaford, Food Lion and Kash n’ Karry have encouraged Delhaize Group to roll out this system in Belgium and Greece. The rollout in Belgium is expected to be finalized by mid 2006. This should improve working capital and gross margin.

The Q2 2005 Results: Highlights

>	Sales growth of 3.1% at identical exchange rates

>	Operating profit down 10.3% at identical exchange rates

>	Net profit of EUR 76.9 million

>	Net debt to equity ratio stable at 90.4%

IFRS, in millions except per share amounts	In USD	In EUR
	Q2 2005	Q2 2005	Q2 2004	Change
Net sales and other revenues	5,783.6	4,591.3	4,593.7	-0.1%
Cost of sales	(4,335.2)	(3,441.2)	(3,462.7)	-0.6%
Gross profit	1,448.4	1,150.1	1,131.0	+1.7%
Gross margin	25.0%	25.0%	24.6%	—
Other operating income	21.7	17.3	16.9	+2.1%
Selling, general and administrative expenses	(1,199.5)	(952.4)	(907.1)	+5.0%
Other operating expenses	(10.9)	(8.6)	(2.6)	—
Operating profit	259.7	206.4	238.2	-13.3%
Operating margin	4.5%	4.5%	5.2%	—
Finance costs	(104.3)	(80.1)	(81.2)	-1.3%
Income from investments	10.2	5.4	4.1	+32.8%
Profit before taxes and discontinued operations	165.6	131.7	161.1	-18.2%
Income tax expenses	(68.2)	(54.1)	(53.9)	+0.5%
Net profit from continuing operations	97.4	77.6	107.2	-27.6%
Result from discontinued operations, net of tax	1.1	0.7	(5.2)	—
Net profit before minority interests	98.5	78.3	102.0	-23.3%
Minority interests	(1.9)	(1.4)	(2.2)	-35.2%
Group share in net profit	96.5	76.9	99.8	-23.0%
Basic net profit per share (in EUR)	1.03	0.82	1.08	-24.1%

The press release on Delhaize Group’s Q2 2005 results is available in English, French and Dutch on the Delhaize Group website, www.delhaizegroup.com, or it can be obtained from the Investor Relations Department.

Delhaize Group News # 12/September 2005

Delhaize Group Moves Company Support Center

In the Fall of this year, Delhaize Group will move its Brussels-based corporate support center. The decision was made in response to the limited space available at its Osseghem site following the growth of Delhaize Belgium and the corporate support functions over the last years.

The new Company Support Center will house Delhaize Group’s corporate departments. It will be located in the Erasmus Office Park, Square Marie Curie 40, 1070 Brussels (Anderlecht), in close proximity to the Osseghem site. Delhaize Belgium’s head office will stay at rue Osseghemstraat 53, 1080 Brussels (Molenbeek-Saint-Jean), which will also remain the registered office of Delhaize Group SA. Phone and fax numbers will remain unchanged.

Shareholder Information

Financial Calendar		Contacts & Inquiries

> 2005 third quarter results	November 10, 2005

Ticker Symbol		Delhaize Group Investor Relations	Delhaize Group Investor Relations

> Ordinary shares (Euronext Brussels): DELB > ADRs (NYSE): DEG (each ADR represents one Delhaize Group ordinary share).		Rue Osseghemstraat 53 1080 Brussels Belgium Tel: +32 2 412 21 51 Fax: +32 2 412 29 76	P.O. Box 1330 Salisbury, NC 28145-1330 United States Tel: +1 704 633 8250, ext 3398 Fax: +1 704 645 2050

Depositary Agent ADRs

> The Bank of New York P.O. Box 11258 New York, NY 10286-1258 Toll-Free Ph#: +1 877 853 2191 shareowners@bankofny.com		> Information regarding Delhaize Group (including press releases, annual reports and share price) can be found on Delhaize Group’s website: www.delhaizegroup.com
Delhaize Group News		> Questions can be sent to: investor@delhaizegroup.com

> People interested in receiving the electronic version of this newsletter may fill out the subscription form at www.delhaizegroup.com/en/in_mailnews.asp

Where to Find Delhaize Group Stock Quotes

> www.delhaizegroup.com > www.euronext.com > www.nyse.com

         Delhaize Group’s website also offers the possibility to subscribe to email alerts on various topics: agendas of the general meetings, press releases, projects of modifications of Articles of Association, special reports from the Board of Directors, publication of annual report, statutory accounts, dividend payment, number of outstanding shares and warrants, and transparency notifications.

Delhaize Group News # 12/September 2005

> Forward-Looking Statements

Some of the statements in this newsletter and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2004 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this newsletter, or to make corrections to reflect future events or developments.

> Definitions

•	Basic earnings per share: profit or loss attributable to ordinary equity holders of the parent entity divided by the weighted average number of shares outstanding during the period. Basic earnings per share are calculated on profit from continuing operations less minority interests attributable to continuing operations, and on the group share in net profit

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•	Diluted earnings per share: is calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions

•	Free cash flow: cash flow before financing activities and financial investments

•	Net debt: non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities, and cash and cash equivalents

•	Organic sales growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates

•	Other operating expenses: primarily rental income on investment property and gains on sale of fixed assets

•	Outstanding shares: the number of shares issued by the Company, excluding treasury shares

•	Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

> Non-GAAP Measures

In its financial communication, Delhaize Group uses certain non-GAAP measures. Delhaize Group does not represent these measures as alternative measures to net earnings or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group might differ from similar titled measures by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other parties. In the newsletter, the used non-GAAP measures are reconciled to financial measures determined in accordance with IFRS.

Delhaize Group News # 12/September 2005

Organic Sales Growth Reconciliation

2nd Q 2005	2nd Q 2004	% Change	(in millions of EUR)	1st H 2005	1st H 2004	% Change
4,591.3	4,593.7	-0.1%	Net sales and other revenues	8,909.0	8,921.6	-0.1%
143.8	—		Effect of exchange rates	287.5	—
4,735.1	4,593.7	+3.1%	Identical exchange rates growth	9,196.5	8,921.6	+3.1%
(67.5)	—		Victory Super Markets (1)	(134.6)	—
(19.2)	—		Cash Fresh	(19.2)	—
4,648.4	4,593.7	+1.2%	Organic sales growth	9,042.7	8,921.6	+1.4%

(1)	At 2004 exchange rates.

Free Cash Flow Reconciliation

2nd Q 2005	2nd Q 2004	(in millions of EUR)	1st H 2005	1st H 2004
196.8	250.2	Net cash provided by operating activities	365.1	511.2
(297.2)	(108.2)	Net cash used in investing activities	(396.6)	(197.6)
(4.2)	11.6	Investment in debt securities	3.9	27.1
(104.6)	153.6	Free cash flow (before dividend payments)	(27.6)	340.7

Net Debt Reconciliation

(in millions of EUR)	June 30, 2005	December 31, 2004	June 30, 2004
Non-current financial liabilities	3,108.3	3,343.1	3,648.4
Current financial liabilities	675.1	69.0	112.6
Derivative liabilities	6.6	15.1	6.9
Derivative assets	(5.2)	(6.3)	(5.1)
Investment in securities - non-current	(120.6)	(115.9)	(128.4)
Investment in securities - current	(33.8)	(24.6)	(29.5)
Cash and cash equivalents	(623.9)	(660.4)	(739.8)
Net debt	3,006.5	2,620.0	2,865.1
Net debt to equity ratio	90.4%	90.5%	95.4%

Identical Exchange Rates Reconciliation

(in millions of EUR, except per share amounts)	2nd Q 2005			2nd Q 2004	2005/2004
	At Actual Rates	Impact of Exchange Rates	At Identical Rates		At Actual Rates	At Identical Rates
Net sales and other revenues	4,591.3	+143.8	4,735.1	4,593.7	-0.1%	+3.1%
Operating profit	206.4	+7.4	213.8	238.2	-13.3%	-10.3%
Net profit from continuing operations	77.6	+2.7	80.3	107.2	-27.6%	-25.1%
Basic EPS from continuing operations	0.81	+0.03	0.84	1.13	-28.5%	-26.0%
Group share in net profit	76.9	+2.6	79.5	99.8	-23.0%	-20.4%
Basic earnings per share	0.82	+0.03	0.85	1.08	-24.1%	-21.5%
Free cash flow	(104.6)	+0.3	(104.3)	153.6	N/A	N/A

(in millions of EUR, except per share amounts)	1st H 2005			1st H 2004	2005/2004
	At Actual Rates	Impact of Exchange Rates	At Identical Rates		At Actual Rates	At Identical Rates
Net sales and other revenues	8,909.0	+287.5	9,196.5	8,921.6	-0.1%	+3.1%
Operating profit	411.0	+15.2	426.2	442.9	-7.2%	-3.8%
Net profit from continuing operations	160.6	+5.5	166.1	191.2	-16.0%	-13.1%
Basic EPS from continuing operations	1.70	+0.06	1.76	2.04	-16.3%	-13.4%
Group share in net profit	158.2	+5.4	163.6	139.2	+13.6%	+17.5%
Basic earnings per share	1.69	+0.06	1.75	1.51	+12.0%	+15.9%
Free cash flow	(27.6)	+5.8	(21.8)	340.7	N/A	N/A

(in millions of EUR)	June 30, 2005			Dec 31, 2004	Change
Net debt	3,006.5	(263.7)	2,742.8	2,620.0	+14.8%	+4.7%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: October 3, 2005	By:	/s/ Michael R. Waller
Michael R. Waller
Executive Vice President